EXHIBIT B

Offer to Purchase

ARES PRIVATE MARKETS FUND
245 Park Avenue
44th Floor
New York, NY 10167

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON JUNE 29, 2026,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of Ares Private Markets Fund:

Ares Private Markets Fund, a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund. The Fund’s investment objective is to seek attractive, long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in an actively managed portfolio of private equity and other private assets. Ares Capital Management II LLC serves as the Fund’s investment adviser (the “Adviser”). The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of June 30, 2026 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any early repurchase fee. As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest of the Fund and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires, that constitute the three classes of Shares that currently are outstanding, designated as Class A, Class D and Class I, that are tendered by Shareholders pursuant to the Offer. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on June 29, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. Each Shareholder may request that the Fund repurchase up to all of the Shares owned by any such Shareholder. However, to the extent that the number of Shares submitted pursuant to the Offer exceeds the number of Shares offered for repurchase, the Fund will repurchase Shares on a pro rata basis based on the number of tendered Shares, subject to “odd lot” priority as described in the next sentence. If (i) you own, beneficially or of record, fewer than 100 Shares in the aggregate, (ii) you properly tender all of these Shares and (iii) you do not properly withdraw any of such Shares before the Initial Notice Due Date, and you complete the section entitled “Odd Lots” in the Letter of Transmittal, the Fund will purchase all of your Shares without subjecting the purchase to pro rata reduction, upon the terms and subject to the conditions of the Offer. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Amended and Restated Declaration of Trust dated May 29, 2024 (as it may be amended from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between April 30, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all Shareholders regardless of Share class. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through June 29, 2026, or a later date determined by the Fund if the Offer is extended. Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares may contact Ares Wealth Management Solutions, LLC at 1-866-324-7348 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 7:00 p.m. (Eastern Time).

(i)

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should properly complete and sign the enclosed Letter of Transmittal and send or deliver it to SS&C Technologies, Inc. in the manner set out below.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form.

Important

None of the Fund, the Adviser or the Fund’s Board makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Ares Private Markets Fund
c/o SS&C Technologies, Inc.
801 Pennsylvania Avenue
Suite 219079
Kansas City, MO 64105-1307
Attention: Tender Offer Administrator
Phone: 1-866-324-7348
Fax: 1-816-374-7420

(ii)

TABLE OF CONTENTS

Page

1.	SUMMARY TERM SHEET	1

2.	BACKGROUND AND PURPOSE OF THE OFFER	2

3.	OFFER TO PURCHASE AND PRICE	3

4.	AMOUNT OF TENDER	3

5.	PROCEDURE FOR TENDERS	4

6.	WITHDRAWAL RIGHTS	4

7.	PURCHASES AND PAYMENT	5

8.	CERTAIN CONDITIONS OF THE OFFER	5

9.	CERTAIN INFORMATION ABOUT THE FUND	6

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	6

11.	MISCELLANEOUS	8

(iii)

1.	SUMMARY TERM SHEET

•	This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund. We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender) calculated as of the Valuation Date. The net asset value per Share will be calculated for this purpose as of June 30, 2026 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on June 29, 2026 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire. Repurchases will be effected as of the Valuation Date once the Fund’s net asset value for such Valuation Date is determined, which is expected to be no later than 60 days following the Valuation Date. If the amount of repurchase requests exceeds the number of Shares offered for repurchase, we will repurchase Shares on a pro rata basis based on the number of tendered Shares, subject to “odd lot” priority as described in Section 4 below.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may hold back up to 5.00% of the total amount due to all tendering Shareholders to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s current fiscal year will end on March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•	A Shareholder may tender all of its Shares or some of its Shares. A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the early repurchase fee will apply uniformly to all Shareholders regardless of Share class. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum account balance may be waived by the Fund, in its sole discretion. If such requirement is not waived by the Board, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares it owns and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. See Section 4.

•	Shares will be repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased.

•	The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of your Shares, the Fund will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. The purchase amount will be paid entirely in cash. See Section 7.

•	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on June 29, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to July 28, 2026 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	SS&C Technologies, Inc. (“SS&C”) serves as the Tender Offer Administrator. If you would like us to purchase all or some of your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Ares Private Markets Fund, c/o SS&C Technologies, Inc. at 801 Pennsylvania Avenue, Suite 219079, Kansas City, Missouri 64105-1307, Attention: Tender Offer Administrator; or (ii) fax to 1-816-374-7420, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on June 29, 2026. Please note that faxes are only allowed if no medallion signature guarantee is required and there is no custodian on your account. The value of your Shares may change between April 30, 2026 (the most recent net asset value available prior to the date of this filing) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	If you would like to obtain the estimated net asset value of your Shares, you may contact Ares Wealth Management Solutions, LLC at 1-866-324-7348 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 7:00 p.m. (Eastern Time). See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Declaration of Trust. The Registration Statement and the Declaration of Trust provide that, at the sole discretion of the Board of the Fund (the “Board”), the Fund may from time to time provide Shareholders with a limited degree of liquidity by offering to repurchase Shares pursuant to written tenders. The Registration Statement also states that the Adviser expects to recommend to the Board that, under normal market circumstances, the Fund conduct repurchase offers of no more than 5.00% of the Fund’s net assets on a quarterly basis.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Board, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Declaration of Trust. While the Adviser intends to recommend to the Fund’s Board that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

2

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under no obligation to do so, or at such other times as determined in the discretion of the Board, and may do so more frequently as determined by the Board.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. Please note that although the Offer is scheduled to expire on June 29, 2026 (unless it is extended), a Shareholder remains a Shareholder of the Fund with respect to the Shares that are tendered and accepted for purchase by the Fund through the Valuation Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 29, 2026 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of June 30, 2026 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $10,000, the Fund may redeem all of the Shareholder’s Shares. To the extent a Shareholder seeks to tender all of the Shares it owns and the Fund repurchases less than the full amount of Shares that the Shareholder requests to have repurchased, the Shareholder may maintain a balance of Shares of less than $10,000 following such Share repurchase. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5.00% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment first from all Shareholders of “odd lots” (persons who own fewer than 100 Shares) who properly tender all, but not less than all, of their Shares and do not properly withdraw any tendered Shares and second on a pro rata basis based on the aggregate net asset value of tendered Shares.

3

Any Shareholder who (i) owns, beneficially or of record, fewer than 100 Shares in the aggregate (an “odd lot”), (ii) properly tenders all, but not less than all, of its Shares, completes the section entitled “Odd Lots” in the Letter of Transmittal, and (iii) does not properly withdraw any of the tendered Shares before the Initial Notice Due Date is referred to herein as an “Odd Lot Holder.” To the extent that the number of Shares duly tendered and not withdrawn exceed the number of Shares offered for repurchase, all of the Shares of Odd Lot Holders will be accepted for payment before any pro rata reduction of the repurchase of Shares properly tendered and not withdrawn by Shareholders who are not Odd Lot Holders, provided that this priority to Odd Lot Holders is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if such holders have separate accounts or certificates representing fewer than 100 Shares. To qualify for this priority, an Odd Lot Holder must properly tender (and not withdraw) all Shares owned by such Odd Lot Holder in accordance with the procedures described in Section 5 below.

The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by June 29, 2026 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to SS&C, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to SS&C, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by SS&C, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on June 29, 2026 (or if the Offer is extended, no later than any later Notice Due Date). Odd Lot Holders must properly tender all of their Shares, not withdraw any such Shares and complete the section entitled “Odd Lots” in the Letter of Transmittal to qualify for the priority available to Odd Lot Holders set forth in Section 4. Please note that faxes are only allowed if no medallion signature guarantee is required and there is no custodian on the Shareholder’s account.

The Fund recommends that all documents be submitted to SS&C via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact SS&C at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of SS&C to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to July 28, 2026 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by SS&C at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

4

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of June 30, 2026, or if the Offer is extended, as of any later Valuation Date. The value will be determined pursuant to the Fund’s valuation procedures. The Fund will not pay interest on the purchase amount. Repurchases will be effected as of the Valuation Date.

The Fund will provide payment to each Shareholder whose Shares have been accepted for repurchase an amount equal to at least 95% of the value of the repurchased Shares, determined as of the Valuation Date in the manner specified above, within 65 days of the Notice Due Date. The Board has discretion to hold back a portion of the amount due to all tendering Shareholders, which shall not exceed 5% of the total amount due to all tendering Shareholders. If there is such a holdback, the second and final payment for the balance due shall be paid no later than 5 business days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s net asset value as of the Valuation Date for the repurchase.

The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which such Valuation Date occurred. If, based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Shares were repurchased was incorrect, the Fund shall decrease such Shareholder’s account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such Shareholder’s account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable, in each case as promptly as practicable following the completion of such audits.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of cash, liquid securities or, to the extent applicable, interests in underlying portfolio funds that the Fund (i) has requested be withdrawn or (ii) is in the process of liquidating (or any combination of them), in an amount equal to the aggregate estimated unpaid U.S. Dollar amount due to Shareholders whose tendered Shares have been accepted for repurchase. None of the Fund, the Board, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying the Board of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

5

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company. It is organized as a Delaware statutory trust. Subscriptions for shares of beneficial interest of the Fund were first accepted for investment as of April 1, 2022. The Fund’s investment objective is to seek attractive long-term capital appreciation. In pursuing its investment objective, the Fund intends to invest in an actively managed portfolio of private equity and other private assets The principal office of the Fund is located at 245 Park Avenue, 44th Floor, New York, New York 10167 and the telephone number is (212) 750-7300. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

As of April 30, 2026, none of the Fund’s executive officers or members of the Board, except as listed below, held any Shares. Any Shares to be purchased from any executive officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. An affiliate of the Fund has advised the Fund that it may participate in the Offer. To the Fund’s knowledge, none of the officers, Trustees, or other affiliates of the Fund intend to tender Shares in the Offer.

As of April 30, 2026, Rajat Dhanda, a Trustee of the Fund, owned 56,425.407 Class I Shares (approximately 0.05% of the Fund).

None of the Fund, the Adviser or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar month or at such other times as determined in the discretion of the Board), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board or any person controlling the Fund, the Adviser or the Board.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Shares by the Fund pursuant to the Offer. Each Shareholder should consult its own tax advisors about the tax consequences to it of a purchase of its Shares by the Fund pursuant to the Offer given such Shareholder’s individual circumstances.

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The repurchase of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the Shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the Shareholder’s interest, in each case applying certain constructive ownership rules.

If the repurchase of a Shareholder’s Shares qualifies for sale or exchange treatment, the Shareholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares repurchased. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by the Shareholder as capital assets and generally will be treated as a long-term capital gain or loss if the Shareholder held the repurchased Shares for more than one year, or as a short-term capital gain or loss if the Shareholder held the repurchased Shares for one year or less. However, if a Shareholder tenders Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and the repurchased Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by a Shareholder will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of a Shareholder’s Shares does not qualify for sale or exchange treatment, the Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the Shareholder’s tax basis in the relevant Shares. If the tendering Shareholder’s tax basis in the Shares tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered Shares will be reallocated pro rata among the bases of such Shareholder’s remaining Shares.

Certain Shareholders that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any gains recognized in connection with a sale of Shares pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in “passive foreign investment companies” as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering Shareholder held its Shares or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the Shareholder will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the Internal Revenue Service (“IRS”) that such Shareholder is subject to backup withholding. Certain Shareholders are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is timely provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Internal Revenue Code (the “Code”) or an applicable tax treaty, a Shareholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such Shareholder if the proceeds are treated as a dividend under the rules described above. As further discussed in the Fund’s offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign Shareholder realizes upon the repurchase of Shares will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of a Shareholder that is a nonresident alien individual, the gain is U.S. source income and such Shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Shares is or is considered to be effectively connected with a U.S. trade or business of the foreign Shareholder.

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Further, if the proceeds received by a Shareholder are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, “withholdable payments”), which are made to a “foreign financial institution” (which term may include certain foreign Shareholders) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, “United States accounts”) and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. Shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and Shareholder list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes.

The Fund generally will be required to report to the IRS and furnish to Shareholders the cost basis and holding period for each respective Shareholder’s Shares repurchased by the Fund. The Fund has elected the first-in, first-out (FIFO) method as the default cost basis method for purposes of this requirement. If you wish to affirmatively elect an alternative cost basis calculation method in respect of your Shares, please contact the Tender Offer Administrator at SS&C at 1-866-324-7348.

The cost basis method that a Shareholder elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Shareholders should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

The tax discussion set forth above is included for general information purpose only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser to determine the particular federal, state, local and foreign tax consequences of the Offer.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting SS&C at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.

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